UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

SCHEDULE TO (Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OPTION CARE, INC.
(Name of Subject Company)
BISON ACQUISITION SUB INC.,
a wholly owned subsidiary of
WALGREEN CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
((Title of Class of Securities)

683948103
(CUSIP Number of Common Stock)

Dana Ione Green, Esq.
Walgreen Co.
     200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 940-2500
     (Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to: Andrew R. Brownstein, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Telephone: (212) 403-1000 CALCULATION OF FILING FEE

______________________________	______________________________
Transaction Valuation*	Amount of Filing Fee*
______________________________	______________________________
$766,950,333	$24,000
_______________________________	______________________________

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the filing fee is de- scribed on the cover page to the Schedule TO filed on July 17, 2007.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule and the date of its filing.

      Amount Previously Paid: $24,000                                                                     Filing Party: Walgreen Co.
      Form or Registration No.: TO                                                                            Date Filed: July 17, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 17, 2007, as amended by Amendment No.1 filed with the Commission on July 20, 2007, by Walgreen Co., an Illinois corporation (“Walgreens”), and Bison Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Walgreens (“Offeror”) (the “Schedule TO”) relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Option Care, Inc., a Delaware corporation (“OCI”), for $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2007 (the “Merger Agreement”), by and among Walgreens, Offeror and OCI (the “Merger Agreement”).

          All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

          The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

ITEMS 1 THROUGH 9 AND 11.

          Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

          Based on a preliminary count by the depositary for the offer, there were tendered and not withdrawn 31,151,265 Shares as of the expiration time (the “Tendered Shares”). The Tendered Shares represent approximately 89.7 percent of the total outstanding Shares. Additional Shares were guaranteed to be delivered within the next three days which, if added to the Tendered Shares, would represent in excess of 90 percent of the total outstanding Shares of OCI. Offeror has accepted for payment all Shares that were validly tendered and not withdrawn in accordance with the terms of the Offer.

          As of 9:00 a.m. New York City time on August 14, 2007, Offeror commenced a subsequent offering period for all the remaining Shares (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 5:00 pm New York City time on Friday, August 17, 2007 unless extended. During this Subsequent Offering Period, OCI stockholders who did not previously tender their Shares into the Offer may do so and will promptly receive the same $19.50 per Share cash consideration paid during the initial offering period. No withdrawal rights will apply to any OCI Shares tendered during the Subsequent Offering Period.

          After expiration of the Subsequent Offering Period, as the same may be extended, Walgreens, through Offeror, intends to acquire all of the remaining OCI outstanding Shares by the merger of Offeror into Option Care (the “Merger”). In the Merger, each remaining outstanding Share (other than Shares as to which the holder has properly exercised appraisal rights and certain other Shares) will be converted into the right to receive $19.50 per Share in cash, without interest. Following the Merger, OCI common stock will no longer be traded on the Nasdaq.

          The full text of the press release issued by Walgreens is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.

          Item 11 of the Schedule TO is hereby amended and supplemented as follows:

          Section 11 — “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI” of the Offer to Purchase is hereby amended and supplemented as follows:

          Under the caption “Directors” in Section 11 of the Offer to Purchase, a new paragraph is inserted after the first paragraph as follows:

“Pursuant to the Merger Agreement, each Director of OCI, other than Kenneth S. Abramowitz, Edward A. Blechschmidt, and Dr. Leo Henikoff, submitted letters of resignation from the board of directors of OCI and each of its subsidiaries effective as of the close of business on August 14, 2007. Also, the Board of Directors of OCI has, effective as of the close of business on August 14, 2007, appointed Allan M. Resnick, Robert G. Zimmerman, John W. Gleeson, and Stanley B. Blaylock as directors of OCI. Such individuals were designated for appointment as directors by Walgreens and the Offeror pursuant to the Merger Agreement.”

ITEM 12. EXHIBITS

Exhibit	Description
(a)(5)(E)	Press Release, dated August 14, 2007, by Walgreen Co.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007

WALGREEN CO.

By: /s/ William M. Rudolphsen
Name: William M. Rudolphsen
Title: Senior Vice President

BISON ACQUISITION SUB INC.

By: /s/ William M. Rudolphsen
Name: William M. Rudolphsen
Title: Senior Vice President